SHORE BUDDIES

Financial Statements & Reports
(unaudited)

2020 & 2021

SHORE BUDDIES

Index to Financial Statements



These financial statements are unaudited by any financial services or accounting firm. They are the product of the leadership of PB 1904 International, LLC dba Shore Buddies, prepared in good faith in line with generally accepted accounting principles ("GAAP")

Signed,

Malte Niebelschuetz
Founder & CEO of Shore Buddies
May 9, 2022
La Jolla, CA 92037

SHORE BUDDIES

Unaudited Balance Sheet

(In thousands)

Assets

	Note	2020	2021
Current assets:			
Cash		$ 12,428	15,005
Account Receivable		3,766	21,393
Inventory	2.7	66,237	-
Total current assets		82,431	36,398
Property, plant, and equipment, net		-	-
Other non-current assets		-	-
Total assets		$ 82,431	36,398

Liabilities and Members' Equity

	Note	2020	2021
Current liabilities:			
Accounts payable		$ -	-
Short-term debt		2,467	7,422
Total current liabilities		2,467	7,422
Long-term debt	2.9	72,258	131,367
Total liabilities		74,725	138,789
Equity			
Common stock		0	0
Additional paid-in capital		54,102	54,102
Owners' withdrawals of capital		-3,365	-21,706
Retained earnings		-43,031	-134,608
Total equity		7,706	-102,211
Total liabilities and equity		$ 82,431	36,578

SHORE BUDDIES
Unaudited Statement of Operations
(In thousands)

	Note	2020	2021
Operating revenues			
Sales		$ 142,396	285,955
Other income	2.7		82,987
Total operating revenues		142,396	368,942
Cost of goods sold			
Total cost of goods sold		40,333	256,899
Gross profit		102,063	112,043
Operating costs and expenses			
Advertising & Promotion		93,329	92,715
Consultants & legal		14,718	20,475
Charitable Contributions	2.4		25,481
Insurance		462	525
Rent		7,699	5,450
Research & Development			8,562
General & Administrative		22,426	27,150
Interest and finance charges	2.9	6,461	23,261
Total operating costs		145,094	203,620
Operating loss		-43,031	-91,577
Net other loss		-	-
Net loss		$ -43,031	-91,577

SHORE BUDDIES
Statements of Member's Equity
Years ended December 31, 2021 and 2020
(In thousands)

	Contributed capital	Owners' Draw	Retained earnings	Total member's equity
Balance at December 31, 2019	$ 54,102	$	- $	54
Additional Paid-in Capital	-		-	-
Distribution of Capital	-	-3,365	-	-3,365
Net income	-		-43,031	-43,031
Balance at December 31, 2020	$ 54,102	-3,365 $	-43,031 $	7,706
Additional Paid-in Capital	-	-	-	-
Distribution of Capital	-	-21,706	-	-21,706
Net income	-	-	-91,577	-91,577
Balance at December 31, 2021	$ 54,102	-25,070 $	-134,608 $	-105,576

SHORE BUDDIES
Unaudited Statement of Cash Flows
(In thousands)

For the year ended December 31,	Note		2020	2021
Operating Activities				
Sales		$	135,035	348,255
Purchases			-141,432	-340,341
Inventory			-48,587	-21,050
Net Cash from Operating Activities			-54,984	-13,136
Investing Activities				
Property, Plant, Equipment		$	-	-
Other			-	-
Net Cash from Investing Activities			-	-
Financing Activities				
Issuance (repayment) of debt		$	62,258	33,629
Issuance (repayment) of equity			-	-
Owners and Shareholders			5,154	-17,916
Net Cash from Financing			67,412	15,713
Net Increase (decrease) in Cash			12,428	2,576
Opening Cash Balance			0	12,428
Closing Cash Balance		$	12,428	15,005

SHORE BUDDIES

Notes to Financial Statements

1. Organization and Nature of Business

PB 1904 International, LLC dba Shore Buddies (the "Company") was established in the State of California on December 19 2013 as a Limited Liability Company.

The Company has generated revenue starting in June 2014

2. Summary of Significant Accounting Policies

2.1 Basis of Accounting

The Company prepares its financial statements in good faith and, to the best of its ability, in conformity with U.S. generally accepted accounting principles ("GAAP").

2.2 Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results from which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

2.3 Cash

Cash consists of all cash balances and highly liquid investments with original maturities of 90 days or less upon acquisition. The Company has not held any cash equivalents, such as money market funds. As of December 31, 2021, deposits with each bank up to $250 thousand were insured by the Federal Deposit Insurance Corporation (“FDIC”). The Company held no deposits in excess of FDIC limits as of December 31, 2021. The Company has not experienced any losses in such accounts, and the Company believes it is not exposed to any significant risk on its cash balances.

2.4 Accrued Expenses

The Company accrues for charitbale contributions. Its program "$1 for the Ocean" is accrued on a yearly basis based on the number of plush inventory sold. The donation will be paid out when the Company has a minimum of $200,000 of current assets.

2.5 Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance for fair value measurements established a framework for measuring fair value and established a three-level valuation hierarchy for disclosure of fair value measurements as follows:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. The Company's Level 1 assets consist of its marketable securities.

Level 2 – Observable quoted prices for similar assets or liabilities in active markets and observable quoted prices for identical assets or liabilities in markets that are not active.

Level 3 – Unobservable inputs that are not corroborated by market data.

Cash, accounts payable, and accrued expenses are reflected at carrying value, which approximates fair value due to the short-term maturity. The fair values of amounts due to affiliates are not determinable due to the related-party nature of the balances.

2.6 Income Tax

The Company registered with the California Secretary of State as an LLC on December 19, 2013. The entity is required to pay a minimum annual LLC fee of $800 to the State of California.

2.7 Inventory

Shore Buddies made the decision to outsource his inventory to Forever8 in order to deploy capital. Forever8 purchased the inventory of Shore Buddies and is reselling it back based on the sales order. Adjustment had to be made to reflect those changes thus an increase of other income to remove the inventory from the balance sheet.

2.8 Research and Development

Shore Buddies has enable a research and development program. This program will provide new technologies within the plush inventory providing data analysis tools that can further new ways for revenues

2.9 Interest and finance charges

Interest and finance charges increased in 2021 due to unforseen cash flow issues from the 2020 COVID-19 pandemic including shipping costs, higher labor costs, etc. The additional debt incurred by Shore Buddies to sustain operations had interest charges ranging from 8-25%.

3. Subsequent Events

3.1 Loans

Owner contribution into company through personal loans in a total of $45,000